
December 20, 2022

Sung-Wook Lee
Principal Financial Officer
WOORI FINANCIAL GROUP INC.
51, Sogong-ro, Jung-gu
Seoul 04632, Korea

> **Re: WOORI FINANCIAL GROUP INC.**
> **Form 20-F Filed May 16, 2022**
> **File No. 001-31811**

Dear Sung-Wook Lee:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Ji-Young Lee